Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Our earnings cover our fixed charges, which consist primarily of the interest we pay on the consolidated obligations for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges ($ amounts in millions):

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Income before assessments (1)	$130	$228	$158	$137	$145
Fixed charges: (2)
Interest expense on consolidated obligations	310	322	388	457	559
Interest expense on deposits and other	1	7	15	15	14
Total fixed charges	311	329	403	472	573
Earnings, before fixed charges	$441	$557	$561	$609	$718
Ratio of earnings to fixed charges	1.42	1.69	1.39	1.29	1.25

(1)
Income before assessments reflect the retroactive application of our change in accounting policy to the contractual method for amortizing premiums and accreting discounts on our mortgage loans held for portfolio for all periods presented.

(2)
Our fixed charges include interest expense and premium and discount amortization on Consolidated Obligation Bonds, including net settlements on derivatives that hedge consolidated obligation bonds and discount notes, and interest expense on other liabilities including deposits, borrowings from other Federal Home Loan Banks, mandatorily redeemable capital stock, and other borrowings. We do not capitalize interest, and the impact of interest expense within our rental costs is not significant.